July 5, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jennifer Monick, Assistant Chief Accountant
Peter McPhun, Staff Accountant

Re:	Spirit Realty Capital, Inc.
Form 10-K for the year ended December 31, 2015
Filed on February 26, 2016
File No. 001-36004

Ladies and Gentlemen:

We are writing in response to the comment letter received by electronic mail and dated June 22, 2016 (the “Comment Letter”) provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Spirit Realty Capital Inc.’s (the “Company,” “we” and “our”) Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) filed with the Commission on February 26, 2016.

For ease of review, we have set forth below the comment included in the Comment Letter and our responses thereto.
Form 10-K for the year ended December 31, 2015

Notes to Consolidated Financial Statements

Note 10. Fair Value Measurements

Nonrecurring Fair Value Measurements, page 107

1.
It appears that you determined the fair value of your impaired real estate and intangible assets using various methods, some of which are internal valuation methods. For the internal valuation methods, please tell us how you have complied with ASC 820-10-50-2(bbb), or tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs.

Response: The Company acknowledges the Staff’s comment. The Company’s 10-K fair value measurements footnote disclosure discusses multiple methods that the Company uses to determine the fair value of long-lived assets held and used, long-lived assets held for sale and lease intangible assets when conducting its impairment analysis.

Long Lived Assets Held and Used
The method predominantly used to estimate the fair value of the Company’s long-lived assets held and used was the weighted average sales price per square foot of comparable properties with similar asset types in similar geographic markets. The weighted average sales price per square foot of comparable properties was used to estimate the fair value for thirteen of the eighteen impaired properties during fiscal 2015 and nine of the ten impaired properties during fiscal 2014. For the remaining five of the eighteen held and used impaired properties during fiscal 2015, the Company used the sale price set forth in pending purchase and sale agreements of the Company (for two impaired properties), the sale price set forth in a letter of intent of the Company (for one impaired property), a judicial foreclosure price (for one impaired property), and a discounted cash flow model (for one impaired property) to determine estimated fair values. For the remaining held and used impaired property during fiscal 2014, the Company used the sale price set forth in a letter of intent to determine the estimated fair value.
Upon further evaluation of the disclosure guidance under ASC 820-10-50-2(bbb), we have determined that additional disclosure of quantitative information for certain significant unobservable inputs should be provided in future filings when weighted averages sales price of comparables are used to estimate fair values. As it relates to the property where a discounted cash flow model was used to estimate fair value, the net book value of the property prior to the impairment charge was not material to the consolidated financial statements (less than 0.01% of total assets at December 31, 2015). Also, for those remaining properties where estimated fair value was calculated using methods other than weighted average sales price of comparable properties (e.g. purchase and sale agreements, letters of intent or judicial foreclosure price), we determined that additional disclosure was not necessary as there was no variability in the Level 3 inputs used to estimate fair value.
Below is the footnote disclosure provided in our Form 10-K (“Note 10. Fair Value Measurements-Nonrecurring Fair Value Measurements”), revised to include additional disclosure (bold and underscored) of quantitative information for the significant unobservable inputs used for certain long lived assets held and used that we intend to include in future filings:

Nonrecurring Fair Value Measurements
Fair value measurement of an asset on a nonrecurring basis occurs when events or changes in circumstances related to an asset indicate that the carrying amount of the asset is no longer recoverable. The following table sets forth the Company’s assets that were accounted for at fair value on a nonrecurring basis as of December 31, 2015 and 2014 (in thousands):

			Fair Value Hierarchy Level			Impairment Charges
Description	Fair Value	Dispositions	Level 1	Level 2	Level 3
December 31, 2015
Retail	$29,626	$(3,207)	$—	$—	$32,833	$(20,727)
Industrial	9,598	—	—	—	9,598	(16,182)
Office	21,074	—	—	—	21,074	(14,093)
Long-lived assets held and used by asset type	$60,298	$(3,207)	$—	$—	$63,505	$(51,002)
Lease intangible assets	3,843	—	—	—	3,843	(3,825)
Other assets	—	—	—	—	—	(324)
Long-lived assets held for sale	15,957	(33,563)	—	—	49,520	(14,617)
						$(69,768)
December 31, 2014
Retail	$3,989	$—	$—	$—	$3,989	$4,641
Industrial	33,289	—	—	—	33,289	16,038
Long-lived assets held and used by asset type	$37,278	$—	$—	$—	$37,278	$20,679
Lease intangible assets	10,013	—	—	—	10,013	4,317
Long-lived assets held for sale	65,958	(26,721)	—	—	92,679	(20,074)
						$(36,436)
The fair values of impaired real estate and intangible assets were determined by using the following information, depending on availability, in order of preference: signed purchase and sale agreements or letters of intent; judicial foreclosure price; ~~recently quoted bid and ask prices~~ sales prices for comparable properties; estimates of cash flow, which consider, among other things, contractual and forecasted rental revenues, leasing assumptions, and expenses based upon market conditions; and expectations for the use of the real estate. Based on these inputs, the Company determined that its valuation of the impaired real estate and intangible assets falls within Level 3 of the fair value hierarchy.

During fiscal 2015 and 2014, we determined that eighteen and ten long-lived assets held and used, respectively, were impaired. The Company estimated the fair value of these properties using weighted average sales price per square foot of comparable properties for thirteen of the eighteen impaired properties during fiscal 2015 and nine of the ten impaired properties during fiscal 2014.
The following table provides information about the weighted average sales price per square foot of comparable properties used to estimate fair value (price per square foot in dollars).

	December 31, 2015			December 31, 2014
	Range	Weighted Average	Square Footage	Range	Weighted Average	Square Footage
Long-lived assets held and used by asset type
Retail	$41.21 - $168.30	$79.90	153,008	$70.00 - $234.38	$81.03	58,737
Industrial	$17.77 - $22.00	$19.41	375,076	$11.56 - $48.66	$25.47	1,334,689
Office	$58.17 - $118.69	$104.53	204,936	-	-	-

Long Lived Assets Held For Sale
The method used to estimate the fair value for all of the Company’s long-lived assets held for sale during both fiscal 2015 and 2014 was the sale price set forth in signed purchase and sale agreements. The Company determined that disclosure of quantitative information was not necessary for impaired long-lived assets held for sale because they were not based upon internal valuation methods and there was no variability of the unobservable inputs to estimate the fair value of the long-lived assets held for sale.
Lease Intangible Assets and Liabilities
The impairment of lease intangible assets and liabilities for both fiscal 2015 and 2014 related to properties that became vacant, leases that were amended or properties that were included in our long-lived assets held and used impairment analysis. The unamortized intangible assets and liabilities related to properties that became vacant or leases that were amended were written off to impairment expense in their entirety as recoverability was deemed remote. For those intangibles related to assets held and used, the impairment assessment of the intangibles was performed in conjunction with the long lived asset impairment analysis described above.
Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comment or changes to disclosure in response to the Staff’s comment do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please do not hesitate to contact me by telephone at (480) 315-6601 or by fax at (480) 606-0826 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Phillip D. Joseph, Jr.
Phillip D. Joseph, Jr.
Executive Vice President and
Chief Financial Officer
Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Realty Capital, Inc.
Prakash J. Parag, Spirit Realty Capital, Inc.
Jay Young, Spirit Realty Capital, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP
Lewis Kneib, Latham & Watkins LLP